UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 1)*

TIO TECH A
Name of Issuer)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant
(Title of Class of Securities)

G8T10C122
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. G8T10C122

1	NAMES OF REPORTING PERSONS
Steadview Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 2 of 9 pages

CUSIP No. G8T10C122

1	NAMES OF REPORTING PERSONS
Ravi Mehta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 3 of 9 pages

Item 1(a).	Name of Issuer: TIO TECH A

Item 1(b).	Address of Issuer's Principal Executive Offices: Unter den Linden 21 10117 Berlin Germany

Item 2(a).
Name of Persons Filing:

This statement is filed by: (i)  Steadview Capital Management LLC (the "Investment Adviser") with respect to Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant, $11.50 per share; and (ii) Ravi Mehta ("Mr. Mehta") with respect to Units benefically owned by the Investment Adviser.  The Investment Adviser acts as investment manager to, and exercises investment discretion with respect to the Units.  Mr. Mehta serves as Managing Director of the Investment Adviser.

The Investment Adviser and Mr. Mehta are sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	Address of Principal Business Office for each Reporting Person is: 30 Berkeley Square, 6th Floor London, United Kingdom W1J 6EX

Item 2(c).	Citizenship: Steadview Capital Management LLC is a Delaware limited liability company. Mr. Mehta is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities: Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

Item 2(e).	CUSIP Number: G8T10C122

Page 4 of 9 pages

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Page 5 of 9 pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Page 6 of 9 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024	Steadview Capital Management LLC

	By:	/s/ Ravi Mehta
Name: Ravi Mehta
Title: Managing Director

Dated: February 6, 2024
/s/ Ravi Mehta
Ravi Mehta

 Page 8 of 9 pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 6, 2024	Steadview Capital Management LLC

	By:	/s/ Ravi Mehta
Name: Ravi Mehta
Title: Managing Director

Dated: February 6, 2024
/s/ Ravi Mehta
Ravi Mehta

Page 9 of 9 pages